October 17, 2019

VIA EDGAR

Ms. Christina Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Guggenheim Funds Trust (File No. 333-233876) (the “Registrant”) – Accounting Disclosures Comments

Dear Ms. Fettig:

On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) staff conveyed via telephone conversation between you and Julien Bourgeois and Brooke Clark of Dechert LLP and John Sullivan, Jon Szafran, Jim Howley and Mike Megaris of the Registrant on October 2, 2019. These comments pertain to your review of the accounting and financial statements disclosures in the Registrant’s Information Statement/Prospectus on Form N-14 relating to the transfer of the assets of Guggenheim Mid Cap Value Institutional Fund (the “Target Fund”), a series of the Registrant, to Guggenheim Mid Cap Value Fund (the “Acquiring Fund” and, together with the Target Fund, the “Funds”), also a series of the Registrant, in exchange for Institutional Class shares of the Acquiring Fund and the assumption of the Target Fund’s liabilities by the Acquiring Fund, followed by the complete liquidation of the Target Fund (the “Reorganization”), as filed on September 20, 2019. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments, followed by the Registrant’s responses, is set forth below.
Questions and Answers

Comment 1:
Please supplementally confirm whether the Registrant expects there will be any repositioning of portfolio securities in connection with the Reorganization. Additionally, please explain whether the Funds’ name change is independent of the Reorganization.

Response:
The Registrant expects that there will be no repositioning of portfolio securities in connection with the Reorganization. The Registrant confirms that the Funds’ name change is independent of the Reorganization.

Comment 2:	Please confirm the disclosure stating that, following the Reorganization, shareholders of the Target Fund are expected to experience lower gross annual fund operating expenses and lower net annual fund operating expenses after taking into account the applicable expense limitation arrangement with the Investment Manager relating to Institutional Class shares of the Acquiring Fund.

Response:	The Registrant has revised the disclosure accordingly.

Comment 3:
Please quantify the percentage of securities transactions that will be conducted in anticipation of the Reorganization to align the portfolio holdings of the Target Fund with those of the Acquiring Fund.

Response:	The Registrant refers the SEC staff to the response to Comment 1 above.
Information Statement/Prospectus
Board Considerations with respect to the Reorganization

Comment 4:
Subject to similar comments you may receive from my colleagues reviewing the general N-14 disclosures, please explain in your response the basis to include the following statement: “Following the Reorganization, the Target Fund’s performance track record is expected to be maintained and carried over to the Institutional share class of the Acquiring Fund” and related performance presentation in the filing.

Response:
The Registrant received no comment on this matter from your colleagues in connection with their review of the Registrant’s Information Statement/Prospectus on Form N-14 or the Registrant’s Post-Effective Amendment filed on Form N-1A for the Acquiring Fund. The Registrant believes that showing the Target Fund’s historical performance in the prospectus as that of the Institutional Class shares of the Acquiring Fund for the period prior to the commencement of operations of the Institutional Class shares would provide investors with a more accurate and relevant measure of historical performance than other available options given that both Funds have been managed in parallel.

Tax Considerations

Comment 5:	Please disclose the estimated dollar amount of any capital loss carryforward that could be limited after the Reorganization.

Response:	The Registrant has implemented the requested change.
Comparison of Fees and Expenses for the Funds

Comment 6:	Please supplementally confirm that the fees presented in the fee and expense table represent the Funds’ current fees and expenses. Please also supplementally confirm that the pro forma fees in the fee and expense table will be disclosed in the Registrant’s Post-Effective Amendment filed on Form N-1A for the Acquiring Fund.

Response:
The Registrant confirms that the fees presented in the fee and expense table represent the Funds’ current fees and expenses and that the pro forma fees in the fee and expense table will be disclosed in the Registrant’s Post-Effective Amendment filed on Form N-1A for the Acquiring Fund.

Fund Performance

Comment 7:	Please show the performance of a class of the Acquiring Fund.

Response:	The Registrant has implemented the requested change.
Additional Information about the Funds

Comment 8:
Please confirm that the ability of the Investment Manager to recoup previously waived fees and/or reimbursed expenses under the expense limitation agreement is subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Response:
The Registrant confirms that the ability of the Investment Manager to recoup previously waived fees and/or reimbursed expenses under the expense limitation agreement is subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Statement of Additional Information
Pro Forma Adjustments

Comment 9:
Please delete reference to the inception date of the Institutional Class shares of the Acquiring Fund. Additionally, please move the paragraph regarding pro forma adjustments before the Pro Forma Statement of Assets and Liabilities.

Response:	The Registrant has implemented the requested change.
NOTES TO PRO FORMA FINANCIAL STATEMENTS – Note 1 - Basis of Combination

Comment 10:	Please confirm the applicability of the following sentence: “If such repositioning had been completed as of March 31, 2019, the Acquiring Fund would not have realized any net capital gains.”

Response:	The Registrant has deleted the sentence.

NOTES TO PRO FORMA FINANCIAL STATEMENTS – Note 7 - Other Liabilities

Comment 11:	Please delete the disclosure in the section entitled “Reorganization Costs” if it is duplicative of previous disclosure.

Response:	The Registrant has deleted this disclosure.

*  *  *  *  *  *  *  *
Please call Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if they may assist you in any way.

Sincerely,
/s/ Amy J. Lee
Amy J. Lee
Vice President and Chief Legal Officer
Guggenheim Funds Trust

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